Exhibit 12

Williams Partners L.P.

Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, 2012
(Millions)
Earnings:
Income before income taxes	$543
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(39)

Income before income taxes and equity earnings	504

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	223
Rental expense representative of interest factor	4

Total fixed charges	227
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	69

Less:
Capitalized interest	(8)

Total earnings as adjusted	$792

Fixed charges	$227

Ratio of earnings to fixed charges	3.49